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                          Ropes & Gray
                     One International Place
                     Boston, MA  02110-2624


                                    October 30, 1995



The Alliance Portfolios (the "Trust")
1345 Avenue of the Americas
New York, New York 10105

Ladies and Gentlemen:

         You have informed us that you propose to offer and sell from time to time 573,206 shares of beneficial interest, $.00001 par value per share, of the Alliance Strategic Balanced Fund and 243,360 shares of beneficial interest, $.00001 par value per share (collectively, the "Shares") of the Alliance Short-Term U.S. Government Fund, each a portfolio series (a "Fund") of The Alliance Portfolios (the "Trust"), for cash or securities at the net asset value per share, which Shares are in addition to your shares of beneficial interest which you have previously offered and sold or which you are currently offering.

         We have examined copies of your Agreement and Declaration of Trust as on file at the office of the Secretary of State of The Commonwealth of Massachusetts. We are familiar with the actions taken by your Trustees to authorize the issue and sale from time to time of your shares of beneficial interest. We have assumed that upon the issuance of the Shares, the Trust will receive the net asset value thereof, which in all cases will at least be equal to the par value thereof. We have also examined a copy of your Bylaws and such other documents as we have deemed necessary for the purposes of this opinion.

         We assume that appropriate action will be taken to register or qualify the sale of the Shares under any applicable state and federal laws regulating offerings and sales of securities.

         Based upon the foregoing, we are of the opinion that:

         1. The Trust is a legally organized and validly existing voluntary association with transferable shares of beneficial interest under the laws of The Commonwealth of Massachusetts and is authorized to issue an unlimited number of shares of beneficial interest.



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The Alliance Portfolios         -2-              October 30, 1995
  (the "Trust")


         2. Upon the issue of any of the Shares referred to in the first paragraph hereof for cash or securities at net asset value, and the receipt of the appropriate consideration thereof, such Shares so issued will be validly issued, fully paid and nonassessable by the Trust.

         The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of a Fund for all loss and expense of any shareholder of such Fund solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund itself would be unable to meet its obligations.

         We understand that this opinion is to be used in connection with the registration of the Shares for offering and sale pursuant to the Securities Act of 1933, as amended, and the provisions of Rule 24e-2 under the Investment Company Act of 1940, as amended. We consent to the filing of this opinion with and as a part of Post-Effective Amendment No. 18 to your Registration Statement on Form N-1A.

                                    Very truly yours,

                                    /s/ Ropes & Gray
                                    ____________________
                                    Ropes & Gray













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